
07008801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARKS BAUGHAN & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE TOWER BRIDGE, SUITE 275
(No. and Street)

CONSHOHOCKEN (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL B. PINA (CFO and FinOP) 610-941-5647 (ext 25)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR & O'CONNOR, LLP
(Name – *if individual, state last, first, middle name*)

1500 LANCASTER AVENUE, PAOLI, PA 19301
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES MARKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARKS BAUGHAN & CO., LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
LISA JARVIS
Notary Public
My Commission Expires Mar 4, 2009



Signature

PRESIDENT

Title

2/21/07

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. not applicable
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. not applicable
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. not applicable
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 not applicable
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. not applicable
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. not applicable
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. not applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

MARKS BAUGHAN & CO., LLC

December 31, 2006 and 2005

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

MARKS BAUGHAN & CO., LLC

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2006 and 2005

and

INDEPENDENT AUDITOR'S REPORT

INDEX

	Page Number
Independent Auditor's Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplementary Financial Information	
Computation of Net Capital	11
Computation for Determination of Reserve Requirements	12
Information Relating to Possession or Control Requirements	13
Notes to Supplementary Schedules	14

SIANA
CARR &
O'CONNOR, LLP

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Marks Baughan & Co., LLC
Conshohocken, Pennsylvania

We have audited the accompanying statements of financial condition of Marks Baughan & Co., LLC as of December 31, 2006 and 2005, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Baughan & Co., LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 23, 2007

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

MARKS BAUGHAN & CO., LLC
Statements of Financial Condition
December 31, 2006 and 2005

Assets	2006	2005
Cash	$604,042	$839,561
Accounts receivable	250,185	78,408
Property and equipment, net	41,707	57,934
Prepaid expenses	19,071	6,911
Total assets	$915,005	$982,814
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$155,249	$198,022
Related party payable	6,283	9,147
Capital lease obligation	442	5,408
Deferred revenue	34,167	56,458
Total liabilities	196,141	269,035
Members' equity	718,864	713,779
Total liabilities and members' equity	$915,005	$982,814

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN & CO., LLC
Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Fee revenues	$2,894,166	$5,708,444
Interest income	31,778	9,723
Total revenues	2,925,944	5,718,167
Expenses:		
Salaries, benefits and guaranteed payments	2,530,899	4,999,930
Other expenses	239,250	147,578
Occupancy and equipment	129,145	86,650
Communications and data processing	21,122	10,349
Interest expense	443	1,003
Total expenses	2,920,859	5,245,510
Net income	$ 5,085	$ 472,657

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN & CO., LLC
Statements of Members' Equity
For the Years Ended December 31, 2006 and 2005

Balance - December 31, 2004	$ 92,547
Members' cash contributions	148,575
Net income	472,657
Balance - December 31, 2005	713,779
Net income	5,085
Balance - December 31, 2006	$718,864

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN & CO., LLC
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 5,085	$472,657
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	24,729	8,249
(Increase) decrease in:		
Accounts receivable	(171,777)	(78,408)
Related party receivable	-0-	27,096
Prepaid expenses	(12,160)	(3,493)
Increase (decrease) in:		
Accounts payable and accrued expenses	(42,773)	172,890
Related party payable	(2,864)	7,058
Deferred revenue	(22,291)	56,458
Net cash provided (used) by operating activities	(222,051)	662,507
Cash flows from investing activities:		
Purchase of property and equipment	(8,502)	(49,812)
Net cash used by investing activities	(8,502)	(49,812)
Cash flows from financing activities:		
Members' contributions	-0-	148,575
Payments on capital lease obligation	(4,966)	(4,417)
Net cash provided (used) by financing activities	(4,966)	144,158
Net increase (decrease) in cash	(235,519)	756,853
Cash - beginning of period	839,561	82,708
Cash - end of period	$ 604,042	$839,561

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN & CO., LLC
Notes to Financial Statements
December 31, 2006 and 2005

(1) NATURE OF OPERATIONS

Marks Baughan & Co., LLC (the Company), was organized on March 9, 2004 to provide merger and acquisition and related advisory services, as well as private placement services to companies nationwide with a focus on the Philadelphia and mid-Atlantic region. On February 23, 2005, the Company was granted broker-dealer registration with the Securities and Exchange Commission (SEC) and membership in the National Association of Securities Dealers (NASD).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectibility of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fee revenue consists of merger and acquisition advisory fees, which are recognized once the transaction has been completed and the income is reasonably determinable, and retainers, which are recognized as earned over the term of the agreement.

Depreciation

Depreciation is provided on a straight-line basis over the assets estimated useful lives ranging from two to seven years. Depreciation expense for the years ended December 31, 2006 and 2005 was $24,729 and $8,249, respectively.

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income taxes purposes. Earnings and losses are included in the members' personal income tax returns.

MARKS BAUGHAN & CO., LLC
Notes to Financial Statements
December 31, 2006 and 2005

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Guaranteed payments to members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2006	2005
Computer equipment	$ 48,578	$ 40,076
Software	18,875	18,875
Furniture and fixtures	2,419	2,419
Website	6,575	6,575
	76,447	67,945
Less: accumulated depreciation	(34,740)	(10,011)
	$ 41,707	$ 57,934

(4) COMMITMENTS AND CONTINGENCIES

Capital lease obligation

The Company leased computer equipment under a capital lease which expired in January 2007. The assets and liability under the lease are recorded at the present value of the minimum lease payments. The assets are amortized over the lease terms. Amortization of the assets is included in depreciation expense.

The following is a summary of property held under the capital lease:

	2006	2005
Computer equipment	$ 10,456	$10,456
Less: accumulated depreciation	(10,083)	(5,602)
	$ 373	$ 4,854

(4) COMMITMENTS AND CONTINGENCIES (CONTINUED)

Capital lease obligation (continued)

At December 31, 2006, future minimum lease payments under the capital lease are as follows:

2007	$ 446
Minimum lease payments	446
Less: imputed interest	(4)
Present value of minimum lease payments	442
Less: current portion	(442)
Capital lease obligation, net of current portion	$ -0-

Operating leases

The Company subleases office space from an entity related through common ownership and management under an agreement expiring on March 31, 2008. The agreement requires the Company to pay a percentage of the rent, operating expenses, real estate taxes and other fees paid by the related party under its lease agreement. The Company also has two automobile leases which expire in 2008 and 2009.

At December 31, 2006, future minimum lease payments (including those accrued in the amount of $3,468 at December 31, 2006) under the operating leases are as follows:

2007	$100,657
2008	44,861
2009	5,889
	$151,407

Rent expense, including operating expenses, real estate taxes and other fees, under the sublease for the years ended December 31, 2006 and 2005 was $77,765 and $76,122, respectively. At December 31, 2006 and 2005, the Company had $3,468 and $3,454, respectively, due to the related party relating to the sublease.

Lease expense for the automobiles was $23,375 and $2,133 for 2006 and 2005, respectively.

Revenue contingency

During 2006, the Company entered into a client agreement to provide financial advisory services related to the sale of the client entity. Although the sale transaction was completed during 2006, under the agreement, certain revenue from the transaction is contingent upon various future events occurring and conditions being met through November 2009. As these occur, the revenue, if any, will be recorded by the Company as income in the year they occur.

MARKS BAUGHAN & CO., LLC
Notes to Financial Statements
December 31, 2006 and 2005

(5) RELATED PARTY TRANSACTIONS

Expense sharing

During the years ended December 31, 2006 and 2005, the Company reimbursed an entity related through common ownership and management for the Company's allocated share of certain operating expenses paid by this entity. At December 31, 2006 and 2005, the Company had $2,815 and $5,693, respectively, due to the related party for expenses that were not yet reimbursed.

Operating lease

As disclosed in Note 4, the Company subleases office space from an entity related through common ownership and management.

Consulting services agreement

The Company entered into an agreement with a related entity through common ownership and management to provide consulting services beginning March 1, 2005. The agreement expired December 31, 2005. During 2005, the Company recognized $37,500 in consulting fees from this related entity.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, no member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2006, the Company had net capital, as defined, of $407,901 which was $394,825 in excess of its minimum required net capital of $13,076. The Company's ratio of aggregate indebtedness to net capital was .48 to 1 as of December 31, 2006.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 12 and 13 are not applicable.

MARKS BAUGHAN & CO., LLC
Notes to Financial Statements
December 31, 2006 and 2005

(8) SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005
Cash paid for interest	$443	$1,003

(9) EMPLOYEE BENEFIT PLANS

401(k) plan

The Company has a 401(k) plan for all of its employees. The plan allows an annual discretionary Company match contribution, as well as an annual discretionary profit sharing contribution to the plan. The match contribution for 2006 and 2005 was 50% of the participant's contribution up to 6% of eligible compensation. For the years ended December 31, 2006 and 2005, the Company contributed $33,162 and $28,173, respectively, in matching contributions, and $89,703 and $85,469, respectively, in profit sharing contributions to the plan.

Non-qualified deferred compensation plan

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2006, the deferred compensation contingent commitment is as follows:

Payable December 1, 2007	$ 121,281
Payable December 1, 2008	37,665
	$158,946

The amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the year ended December 31, 2006, expense of $83,616 was incurred under this plan.

(10) CONCENTRATIONS

The Company maintains cash at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the uninsured balances were $1,506,785.

At December 31, 2006, approximately 80% of gross accounts receivable was from one client.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

MARKS BAUGHAN & CO., LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net capital:	
Members' equity	$718,864
Less - members' equity not allowable for net capital	-0-
Members' equity qualified for net capital	718,864
Less - non-allowable assets:	
Unsecured receivables	250,185
Property and equipment	41,707
Prepaid expenses	19,071
Total non-allowable assets	310,963
Net capital	$407,901
Aggregate indebtedness:	
Accounts payable and accrued expenses	$155,249
Related party payable	6,283
Capital lease obligation	442
Deferred revenue	34,167
Total aggregate indebtedness	$196,141
Computation of basic net capital requirement:	
Net capital requirement	$ 13,076
Net capital	407,901
Excess of net capital	$394,825
Excess of net capital at 1000%	$388,287
Ratio of aggregate indebtedness to net capital	.48 to 1

Schedule II

MARKS BAUGHAN & CO., LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

MARKS BAUGHAN & CO., LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

MARKS BAUGHAN & CO., LLC
Notes to Supplemental Schedules
December 31, 2006

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2006 FOCUS Part IIA filing.

Not Applicable: there are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2006 FOCUS Part IIA filing.

END